FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 30, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces Decisions of its Board of Directors

July 30, 2019

MOSCOW, Russian Federation — MTS (NYSE: MBT; MOEX: MTSS), Russia’s leading telecommunications operator and digital services provider, announces the decisions reached at the meeting of the Board of Directors (“BoD” or “the Board”) held on July 29, 2019.

At the meeting, the Board took the following decisions:

•                  To call for and set September 30, 2019 as the date of an Extraordinary General Meeting of shareholders (“the EGM”);

•                  To set the record date for the Company’s shareholders entitled to participate in the EGM as September 6, 2019;

•                  To recommend that the EGM approves semi-annual dividends of RUB 8.68 per ordinary MTS share (RUB 17.36 per ADR), or a total of RUB 17.3 billion (RUB 17,345,798,747.48), based on H1 2019 financial results;

•                  To recommend that the EGM set the record date for shareholders entitled to receive dividends for H1 2019 for October 14, 2019;

•                  To approve the cost for audit services; and

•                  To approve the agenda for the EGM, as well as procedures surrounding the preparation and organization of the EGM.

In addition, the Board also approved the following composition of the MTS Management Board, effective August 1, 2019:

•                  Alexey Kornya, President & CEO;

•                  Inessa Galaktionova, First Vice President for Telecommunications;

•                  Vyacheslav Nikolaev, First Vice President for Customer Experience & Marketing;

•                  Ilya Filatov, Vice President for Financial Services;

•                  Maria Golyandrina, Vice President for Human Resources;

•                  Alexander Gorbunov, Vice President for Strategy & Development;

•                  Ruslan Ibragimov, Vice President for Government Relations & PR;

•                  Andrey Kamensky, Vice President for Finance;

•                  Dmitry Khomchenko, Vice President for Information Technology;

•                  Valery Shorzhin, Vice President for Cloud & Digital Solutions; and

•                  Vice President & CEO of MTS Media (TV services) — vacant, to be filled in the near future.

Finally, the Board also approved the following new positions, which will report directly to the President & CEO:

•                  Andrei Ushatsky, Vice President for Technology;

•                  Arkady Sandler, Director of the MTS Artifical Intelligence Center;

•                  Leonid Tkachenko, Director of the MTS Big Data Center; and

•                  Julia Romashkina, Director of Corporate Ethics & Compliance.

Felix Evtushenkov, Chairman of the MTS Board of Directors, commented: “MTS continues to steadily and consistently strengthen its leadership on the telecoms market, transforming from classical connectivity toward a broader digital ecosystem. In today’s world, it’s critical we continue evolving into a multi-faceted integrator of cutting-edge services and solutions that leverage synergies between proven technologies and new innovations. Updating our organizational structure will enable us to better unleash our technological potential, contribute to the digitalization of the Russian economy, and help improve the quality and comfort of people’s lives.”

“In order to launch a fully fledged ecosystem of digital products it’s critical we set up separate functional business lines, as well as deploy innovative teams within independently managed business units. By allocating product teams with fit-for-purpose capabilities, we are empowering them with decision-making accountability and enabling them to agilely adapt to changing market conditions,” said Alexey Kornya, MTS President & CEO. “In effect, each of our existing 100 million mobile subscribers is already a customer within our digital ecosystem. Going forward, our goal is to develop additional high-quality services for our individual, private, and public clients that leverage the latest innovations in big data analytics, artificial intelligence, 5G connectivity, and the Internet of Things.”

Biographies of newly appointed members of the management board

Ilya Filatov will serve in his new capacity as MTS Vice President for Financial Services in addition to his existing role as CEO of MTS Bank, where he is also a member of the board. Having joined the bank in 2014 as First Deputy Chairman of the Management Board, he was appointed the bank’s chief executive in 2015. In addition, he also serves on the boards of RTK and East-West Unified Bank S.A. (EWUB). Prior to joining MTS, he held a series of leadership positions at UralSib Bank from 2005 to 2014, including Deputy Charman of the Managemnt Board.

Mr. Filatov holds a degree from the Moscow State Academy of Water Transport, as well as an MBA from the Higher School of International Business of the Russian Presidential Academy of National Economy & Public Administration.

Dmitry Khomchenko was appointed MTS’s Director of Information Technology in 2014. He first joined the company in 2006 and rose through a series of IT leadership roles, beginning in a regional capacity and relocating to MTS corporate headquarters in 2011. From 2015-2019 he concurrently worked as CEO of Sitronics Telecom Solutions, and since 2015 he has also been a member of the supervisory board of Nvision Czech Republic a.s.

Mr. Khomchenko holds a degree with honors in Information Systems from Russia’s Amur State University.

***

For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: July 30, 2019